UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

PACIFIC WEBWORKS INC.
(Name of Registrant)

____________________________________

Nevada	000-26731	87-0627910
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification Number)

3136 Mission Gorge Road # 111,

San Diego, CA  92120

(Address of Principal Executive Offices)

(858) 459-1133

(Registrant’s Telephone Number, Including Area Code)

PACIFIC WEBWORKS INC.

3136 Mission Gorge Road # 111,

San Diego, CA  92120

_________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

_________________

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

General

This Information Statement is being delivered on or after April 30, 2018, to the record holders of shares of common stock, par value $0.001 of Pacific Webworks, Inc., a Nevada corporation (the “Company”).  You are receiving this Information Statement in connection with a change of control and the appointment of new members to the Company’s Board of Directors.

On April 18, 2018, the Company entered into a Share Purchase Agreement (the “SPA”) with Mr. Ban Siong Ang (the “Purchaser”) and Mr. Dan Masters (the “Seller”), pursuant to which the Purchaser acquired 10,210,517 shares, representing 98.91% of the issued and outstanding shares of common stock of the Company (the “Shares”) from Seller for an aggregate purchase price of $335,000 (“Share Purchase”). The transaction contemplated in the SPA closed on April 19, 2018 (the “Closing”). The Share Purchase is a private transaction exempt from registration pursuant to Regulation S of the Securities Act of 1933, as amended (the “Act”).

As the result of the Closing, the Purchaser became the beneficial owner of approximately 98.91% of the Company’s issued and outstanding common stock. The Shares constitute “restricted securities” within the meaning of Rule 144 of the Act and may not be sold, pledged, or otherwise disposed of by the Purchaser without restriction under the Act and applicable state securities laws. The transaction has resulted in a change in control of the Company.

On April 18, 2018, the Company accepted the resignation of Dan Masters, as the Company’s President, Chief Executive Officer, Chief Financial Officer, Secretary and Chairman of the Board of Directors. This resignation was given in connection with the consummation of the Agreement with the Purchaser and were not the result of any disagreement with Company on any matter relating to Company's operations, policies or practices. This resignation will become effective 10 days after the filing of this Information Statement. On the same date, to fill the vacancies created by Mr. Masters’s resignations, Ban Siong Ang and Hung Seng Tan were elected as the directors of the Company. Mr. Ang was appointed as President, Chief Executive Officer, and Chairman of the Board of Directors of the Company. Mr. Tan was appointed as Executive Director of the Company. Ms. Wendy, Wei Li was appointed as Chief Financial Officer. These appointments will become effective 10 days after filing of this Information Statement.

This Information Statement is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

Directors and Executive Officers

In connection with the Closing, a change of control of the Company was effected.  Taking into account the transfer of the 10,210,517 shares to the Purchaser, the Purchaser owns 10,210,517 shares, representing approximately 98.91% of the issued and outstanding shares of Common Stock, as of the Closing date. As noted above, Ban Siong Ang and Hung Seng Tan, were elected to the Board of Directors at the Closing, and they, along with Ms. Wendy Wei Li, will be the only directors and officers of the Company.

The Board of Directors of the Company and the Company’s officers consist of the following persons 10 days after the filing of the Information Statement:

Name	Position
Ban Siong Ang	Director, Chairman, Chief Executive Officer and President
Hung Seng Tan	Executive Director
Wendy, Wei Li	Chief Financial Officer

Both Mr. Ban Siong Ang and Mr. Hung Seng Tan will serve until the next annual meeting of shareholders of the Company and until their successors are elected and qualified or until their earlier death, resignation or removal.

The following is information concerning the business background of Mr. Ban Siong Ang, Mr. Hung Seng Tan, and Ms. Wendy Wei Li who will be the directors and officers of the Company following the mailing of this Information Statement.

Mr. Ban Siong Ang

Mr. Ban Siong Ang has extensive managerial experience. He was appointed as the Group CEO and Managing Director of HEYU Leisure Holidays Corporation (“HEYU”) in 2014. He also served as interim CFO of HEYU prior to the joining of new CFO.

He graduated from University of Southern Queensland, Australia in 1998 and completed his Doctor of Business Administration from Ansted University in 2011. Upon his graduation from Australia, he started his career and worked as Senior Officer in Bursa Malaysia Depository Sdn Bhd (formerly known as Kuala Lumpur Stock Exchange) between 1998 to2004. From 2004 to 2009, he served as Director and principal consultant for Golden Design Renovation and Construction Sdn Bhd. Between 2010 and 2011, he served as General Manager and Directors for E-World Films Production Limited, Big Mine (Hong Kong) Private Limited and Asia Morgan Foundation Financial Ltd. In 2012, he founded Heyu Group of Companies in China, Hong Kong and Malaysia. Heyu Group of Companies are engaged in Leisure and Hotels  management,  Club  membership,  Biotechnology,  Finance  and  Investment, Food & Beverage, Brand Franchising, Advance Entertainment Technology, Event Management, Property Development and Management, land & real estate property development, etc.

Mr. Ang is not considered independent under Nasdaq Marketplace Rule 4200 and IM-4200, and Nasdaq Marketplace Rule 4350 and IM-4350-4. There are no family relationships among directors or executive officers of the Company.

Mr. Hung Seng Tan

Mr. Hung Seng Tan was appointed as an Executive Director of HEYU in 2014.  In July 2007, he graduated from  Ansted  University  and possessed Bachelor degree in Civil Engineering.

Between  March  1980  and  February  1984,  he  worked  at  Hotels  and Restaurants in the United States of America.

In June 1984, he started his own business venture in Malaysia and served as Managing Director in Mesin Engineering Sdn Bhd in the field of quarry construction and trading business. Mr Tan is a prominent hand on specialist in town with 30 year experience in the quarry business (River and Marine sand exploratory) and also in earthworks construction project to which he has completed few important infrastructure projects in Malaysia since 1984. Presently, he sits on the Directors of Mesin Engineering Sdn Bhd and Hung Seng Constructions Sdn Bhd in Malaysia since 1984.

Mr. Tan’s individual qualifications and skills that led to the conclusion that he should serve as a director and co-founder of Heyu Group of companies to oversee on hotel business, property development and risk management.

Mr. Tan is not considered independent under Nasdaq Marketplace Rule 4200 and IM-4200, and Nasdaq Marketplace Rule 4350 and IM-4350-4. There are no family relationships among directors or executive officers of the Company.

Ms. Wendy, Wei Li

Ms. Wendy, Wei Li is a veteran in the Financial Industry. She is a certified public accountant in Australia and a member of Certified Public Accountant Australia. She previously worked as a consultant in PricewaterhouseCoopers, focusing on the function of assurance and risk & control, providing services covering from audit, internal control advice and SOX compliance, to both public and private companies until Dec 2011. She then joined one of the China's top 3 Public Relation Companies as Senior Financial Controller till Dec 2016. Before joining the Company as Chief Financial Officer, She worked as Chief Financial Officer in Ascent Capital Communications Corporation. She held the bachelor degree in Queensland University of Technology.

Ms. Li is not considered independent under Nasdaq Marketplace Rule 4200 and IM-4200, and Nasdaq Marketplace Rule 4350 and IM-4350-4. There are no family relationships among directors or executive officers of the Company.

No directorships are held by any director in a company which has a class of securities registered pursuant to Section 12 of the Exchange Act, or subject to the requirements of Section 15(d) of the Exchange Act or any Company registered as an investment Company under the Investment Company Act of 1940.  Officers serve at the discretion of the Board of Directors.

As described elsewhere herein, in connection with the consummation of the Agreement, Mr. Ang and Mr. Tan were appointed to the Board of Directors and Ms. Li was appointed as Chief Financial Officer at the Closing and appointments will become effective 10 days after the filing of this Information Statement.

Voting Securities of the Company

On April 23, 2018, there were 10,323,104 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

 Security Ownership of Certain Beneficial Owners and Management

The following table shows information concerning the identification and address of each person which prior to the closing under the Agreement was the beneficial owner of more than 5% of the Company’s then-outstanding 10,323,104 shares of Common Stock, the Company’s only outstanding class of voting securities, and each person who was an officer or director of the Company immediately prior to the Closing:

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class
Dan Masters 1752 Castellana Rd. La Jolla, CA 92037	Common Stock	10,210,	517 Direct	98.91%

Certain Relationships and Related Party Transactions

There are no material relationships between the Company and the former or current officers and directors of the Company, other than the transactions and relationships described below or contemplated by the Agreement.

Changes in Control

The following table sets forth the name and address of each person who was the beneficial owner of more than 5% of any class of voting securities of the Company or an officer or director of the Company immediately following the Closing, and taking into account the transfer of a total of 10,210,517 shares to the Purchaser, and the number of shares held directly or indirectly by the officers and directors as a group.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Ban Siong Ang 1986 Permatang Berangan Spu Pulau Piang, Malaysia	Common Stock	10,210,517	98.91%

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, or any person who will become a director upon completion of the transactions contemplated by the Agreement is a party, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

Compensation of Directors and Executive Officers and Other Matters

During the year ended December 31, 2017, we paid no compensation to Dan Masters, who was our sole Director, CEO, President and CFO during the year ended December 31, 2017. The compensation for our new CEO, Executive Director and CFO, Ban Siong Ang, Hung Seng Tan and Wendy, Wei Li have not yet been set. The Company has no employee benefit plans or other compensation plans at this time.

Because the Company has had no material business operations, the Company has not established a standing audit, nominating or compensation committee or committees.  As a result, the Company does not have an audit committee financial expert, as that term is defined in the Exchange Act. The Company has not yet established policies and procedures with respect to the nomination of directors or the compensation of officers and directors.

The Board of Directors will not adopt a procedure for stockholders to send communications to the Board of Directors until it has considered and reviewed the merits of several possible alternative communications procedures. The Company has no policy and does not presently intend to consider director candidates recommended by security holders for election to the Board of Directors, although that policy may be reconsidered in the future.

Compliance with Section 16(a) of the Securities Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) requires the Company’s directors, executive officers and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers and directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, based solely on a review of the copies of such reports furnished to the Company and information otherwise available to the Company, as of April 30, 2018, all Section 16(a) filing requirements applicable to the Company's officers, directors and greater than 10% beneficial owners were complied with, with the exception of a Form 3 filing by Ban Siong Ang at the time it became a 10% beneficial owner of the Company.

SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

Pacific Webworks, Inc.

A Nevada corporation

By: /s/ Dan Masters

      Dan Masters, CEO

Dated: April 30, 2018

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